EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

CPI Card Group Inc. (“CPI,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein, as well as to the applicable provisions of the Delaware General Corporation Law (“DGCL”). We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of one hundred million (100,000,000) shares of common stock, $0.001 par value, and one hundred thousand (100,000) shares of preferred stock, $0.001 par value.

Listing

Our common stock is traded on the Nasdaq Global Market under the symbol “PMTS.”

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors; provided, however, that holders of common stock will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. Our common stock does not have cumulative voting rights.

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property as may be declared thereon from time to time by our board of directors out of assets or funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of CPI, in all remaining assets legally available for distribution to stockholders.

Other Rights and Preferences

Our common stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Special meetings of stockholders may be called by the Company’s Secretary at the request of stockholders holding a majority of the outstanding stock entitled to vote at the meeting. Holders of our common stock may also act by written consent, subject to certain provisions in the Seventh Article of the Certificate of Incorporation, as summarized below.

Transfer Agent and Registrar

EQ Shareowner Services is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Effects

Certain provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect, as follows:

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before meetings of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders or at a special meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before meetings of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Interested Stockholder Transactions. Pursuant to the Ninth Article of the Certificate of Incorporation, the Company may not engage in any Business Combination (as defined therein) with any Interested Stockholder (as defined therein) for a period of three years following the time that such stockholder became an Interested Stockholder, subject to the terms and exceptions set forth in the Certificate of Incorporation.

Issuance of Preferred Stock. Pursuant to our Certificate of Incorporation, the board of directors has authority to issue preferred stock from time to time and to fix and determine, by resolution, the par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or the entire class of preferred stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof.

Limitations on Stockholder Ability to Act by Written Consent and to Call Meetings. Pursuant to the Seventh Article of the Certificate of Incorporation, from and after the Trigger Date (as defined therein), any action required or permitted to be taken by CPI’s stockholders may be effected only at a duly called annual or special meeting of CPI’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied. After the Trigger Date, special meetings of stockholders of CPI may be called only by or at the direction of the board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that CPI would have if there were no vacancies.

Choice of Forum. The Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to CPI or its stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Unless a majority of the board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any of our shares will be deemed to have notice of and to have consented to these provisions.